December 8, 2009

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Attention:  David L. Orlic, Esq.

Re:	TerreStar Corporation
Amendment No. 1 to Schedule TO-I of TerreStar Corporation, TerreStar Holdings Inc. and TerreStar Networks Inc.
Filed on December 8, 2009

Ladies and Gentlemen:

On behalf of our client, TerreStar Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the above-referenced Schedule TO-I (including the offering memorandum attached thereto (the “OM”)) of the Company, TerreStar Holdings Inc. and TerreStar Networks, Inc. (the “Schedule TO”).  The Schedule TO and the OM have been revised in response to the Staff’s comments.

In addition, we are providing the following responses to the comment letter of the staff of the SEC (the “Staff”) dated November 30, 2009 (the “Letter”). To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Schedule TO or the OM, as applicable.  The responses and information described below are based upon information provided to us by the Company, TerreStar Holdings Inc. and TerreStar Networks Inc., and terms capitalized but not defined below have the meaning assigned to such terms in the Schedule TO or in the OM.

General

Comment 1.  In your response to comment 1 of our Prior Letter, regarding whether TSN should be a filing person on the Schedule TO, you appear to be stating that TSN is not subject to Rule l3e-4 by operation of Rule l3e-4(h)(4). We disagree with your conclusion regarding the applicability of Rule 13e-4 to a tender offer involving the 6.5% Notes. Please include TSN as a bidder in the current offer (including the necessary disclosure and signature), or provide us with your analysis as to why the 6.5% Notes as Amended should not be deemed to be a new security which you are issuing in exchange for the 6.5% Notes.

One Bryant Park / New York, New York 10036 / 212.872.1000 / fax: 212.872.1002 / akingump.com

Response 1.      In accordance with the Staff’s comment, the Schedule TO has been revised to include TSN as a bidder (including the necessary disclosure and signature).

Comment 2.  We note your response to comment 4 of our Prior Letter. Please file the agreements with EchoStar and Harbinger and disclose the materials terms thereof and the holdings of these two entities. See Item 1005(e) and Item 1016(d) of Regulation M-A.

Response 2.      In accordance with the Staff’s comment, the Schedule TO and the OM have been revised.  We refer you to the Exhibit Index to the Schedule TO and page iii of the OM.

Comment 3.  We note your response to comment 7 of our Prior Letter. Please disclose the information contained in your letter which is responsive to Item 1006(b) of Regulation M-A.

Response 3.      In accordance with the Staff’s comment, the OM has been revised to disclose the information contained in our letter which was responsive to Item 1006(b) of Regulation M-A.  We refer you to the disclosure on page iii of the OM.

Comment 4.  In the final Q&A appearing on page 25, you describe how holders of the Exchange Securities will be the beneficial owners of two classes of TSC preferred stock. However, you do not appear to describe the terms of this TSC preferred stock, nor do you describe the mechanics of this indirect beneficial ownership, particularly as they pertain to the exercise of the “voting, conversion, redemption and other applicable rights” afforded to the holders of the Exchange Securities.

Response 4.      The Company respectfully advises the Staff that the Q&A appearing on page 25 has been revised to include a cross-reference to the discussion of the Sub Series F Preferred and the Sub Series G Preferred for a description of the terms of the TSC preferred stock.  The descriptions of the Sub Series F Preferred and the Sub Series G Preferred in the “Summary” and the “Description of Exchange Securities, 6.5% Notes and Amendments to 6.5% Notes” sections contain discussions of the terms of the Parent Amended Series B Preferred and the Parent Amended Series E Preferred.  In this regard, because it is only through the ownership of the Exchange Securities that a holder thereof will have rights in respect of securities at the TSC level, the rights a holder of Exchange Securities has in respect of the Preferred Stock at the TSC level are inextricably linked to being an owner of the Exchange Securities and are therefore discussed concurrently.  The Company also advises the staff that the final Q&A appearing on page 25 has been revised to include a cross-reference to the discussion of the Sub Series F Preferred and the Sub Series G Preferred for a description of the terms of the TSC preferred stock.  Additionally, the Company notes that other than the material changes of the TSC preferred stock which are disclosed in the OM, the material terms of the TSC preferred stock underlying the Exchange Securities are substantially similar to the TSC preferred stock that the holders of Original Securities currently own.

The Company further advises the Staff that, as disclosed, the certificates of designations of the Exchange Securities state that Holdings is holding the shares of Parent Amended Series B Preferred and Parent Amended Series E Preferred as fiduciary, for the benefit of the holders of the Exchange Securities and that each holder of the Exchange Securities shall, to the fullest extent permitted by law, be entitled to all the rights of a holder of the shares of TSC Parent Amended Series B Preferred and Parent Amended Series E Preferred, as applicable, as though such holder was the beneficial and record owner of such shares of Parent Amended Series B Preferred and Parent Amended Series E Preferred, as applicable.  Such certificates of designations state that Holdings irrevocably disclaims and relinquishes any and all beneficial ownership rights in respect of the Parent Series B Preferred and the Parent Amended Series E Preferred in favor of the holders of the applicable Exchange Securities, including without limitation all voting and dispositive power in respect thereof and that Holdings grants an irrevocable proxy to each holder of a share of Exchange Securities to exercise the voting rights in respect of the related shares of TSC Preferred Stock beneficially owned by such holder.  Finally, simultaneous with the delivery of the Exchange Securities, Holdings will deliver to each holder of Exchange Securities an irrevocable proxy to vote the corresponding shares of TSC Preferred Stock.  The disclosure on pages 11, 13, 42 and 45 has been revised to clarify the mechanics of the indirect beneficial ownership of Parent Amended Series B Preferred and Parent Amended Series E Preferred.

Comparison of Certain Terms of the Original Securities…, page 19

Comment 5.  You describe only one material difference between the rights of the Series E Preferred and the rights of the Sub Series G Preferred (“Restrictions on Transfer”). Please confirm that there are no other material differences. Please also tell us why you are not soliciting the consent of the Series E Preferred holder. If you have already obtained this consent, or intend to seek this consent other than by means of the Offering Memorandum, please file the agreements with this holder with respect to the consent, and disclose the materials terms thereof. See Item 1005(e) and Item 1016(d) of Regulation M-A.

Response 5.      The Company respectfully advises the Staff that there is only one material difference between the Sub Series G Preferred and the Series E Preferred, consisting of the ability to transfer and such difference is described on page 20 of the OM.  Please note, however, that there is one additional difference between the Sub Series G Preferred and the Parent Amended Series E Preferred consisting of a change (that is beneficial to the holders) in the anti-dilution provisions in the Series E Preferred.  This difference is described in the OM as well, in the "Description of Exchange Securities, 6.5% Notes and Amendments to 6.5% Notes" section on page 46.  However, the Company has nonetheless revised the OM to add comparison boxes regarding the change to the anti-dilutive provisions under the "Comparison of Certain Terms of the Original Securities and 6.5% Notes with those of the Exchange Securities and 6.5% Notes as Amended, respectively" on page 20.

The Company further advises the Staff that there is only one holder of Series E Preferred, Harbinger.  In this regard, we have included in the formal consents solicitation under the OM only such consents as are required from multiple parties (i.e., the holders of the Series B Preferred as a group and the holders of 6.5% Notes) and have been seeking consents from isolated parties separately.  The company has not yet entered into a definitive agreement with respect to Harbinger's consent relating to the Exchange of Series E Preferred and, therefore, a consent or any similar agreement does not yet exist between Harbinger and TSC or any of TSC's affiliates.  Once such an agreement is reached we anticipate that it will be reduced to writing and we will amend the Schedule TO to disclose the material terms of the consent and include it as an exhibit consistent with Items 1005(e) and 1016(d) of Regulation M-A, respectively.

Summary Financial Information, page 23

Comment 6.  Please include the information required by Item 1010(c)(4)-(5) of Regulation M-A, and provide your analysis as to why pro forma data, as contemplated by Item 1010(c)(6), is not material.

Response 6.      In accordance with the Staff’s comment, we refer you to the disclosure on page 23 regarding book value per share as of the most recent balance sheet and pages 30 and 31 of the OM regarding the ratio of earnings to fixed charges and the ratio of combined fixed charges and preference dividends to earnings, respectively.

The Company respectfully advises the Staff that it does not believe that pro forma data, as contemplated by Item 1010(c)(6) is required to be disclosed in the Schedule TO. More specifically, the Company’s determination is supported by the fact that a pro forma balance sheet at September 30, 2009 would show net pro forma adjustments of $2,453,000 on total assets of $1,340,753,000, representing a .002% effect, which the Company does not believe is material. Also, pro forma adjustments made to the Consolidated Statement of Operations for the year ended December 31, 2008 and nine months ended September 30, 2009 would result in dividend adjustments of $4,903,000, or 2%, for the fiscal year-ended December 31, 2008 and $1,044,000, or .06%, for the nine months ended September 30, 2009, which the Company does not believe is material. As a result of the limited impact to the financial statements discussed above, the Company believes that pro forma financial statements are immaterial for purposes of considering the expected financial impact on the Company resulting from the Exchange Offers and Solicitation.

Conditions of the Exchange Offers and Solicitation, page 27

Comment 7.  We note your response to comment 14 of our Prior Letter and your revised disclosure in subparagraph (iii) on page 37.  Please disclose the particular documents the negotiation and finalization of which is a condition to the Exchange Offers and Solicitation.

Response 7.      In accordance with the Staff’s comment, the OM has been revised to delete the condition requiring the negotiation and finalization of all definitive documents in connection with the Exchange Offers and Solicitation.

Incorporation of Documents by Reference, page 62

Comment 8.  We note your response to comment 19 of our Prior Letter; however, you continue to refer to the incorporation by reference of documents filed subsequent to the date of your Offering Memorandum. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Response 8.      In accordance with the Staff’s comment, the OM no longer refers to the incorporation by reference of documents filed subsequent to the date of the Offering Memorandum.  We refer you to the disclosure on page 64 of the OM.

Exhibit (a)(3) – Letter of Consent

Comment 9.  On page 4, you indicate that consents to the 6.5% Notes Amendments may not be revoked after the time at which the Companies have obtained the consent of the holders of a majority in aggregate principal amount of the 6.5% Notes. We refer to comment 1 above. If you determine that the solicitation of consents with respect to the 6.5% Notes Amendments is subject to Rule 13e-4, please revise to indicate that these consents may be withdrawn at any time prior to the Expiration Time. See Rule 13e-4(f)(2)(i).

Response 9.      In accordance with the Staff’s comment, we refer you to the revised disclosure on page 4 of the Letter of Consent.

Comment 10.  On page 7, your state that you will make a public announcement of any extension of the consent solicitations “as promptly as reasonably practicable.” Please revise, as appropriate, to indicate that you will make the public announcement in a manner consistent with Rule 14e-l(d).

Response 10.      In accordance with the Staff’s comment we have removed the reference to a public announcement of any extension of the consent solicitations “as promptly as practicable.”  We refer you to the revised disclosure on page 7 of the Letter of Consent.

Comment 11.  While the Letter of Consent appears to contemplate a holder having an option to consent to either or both of the 6.5% Notes Amendments and the 6.5% Noteholders’ Approval, the signature page does not provide a means for a security holder to make this distinction. Please advise, or revise your Letter of Consent.

Response 11.      In accordance with the Staff’s comment, the Consent Letter has been revised to clarify that by signing the Consent Letter, the holder of the 6.5% Notes is consenting to both the 6.5% Notes Amendments and the 6.5% Noteholders’ Approval.  We refer you to pages 3-6 of the Letter of Consent.

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Should you have any questions or comments with respect to the aforementioned matters, please do not hesitate to contact the undersigned at 212-872-8117 or Jeffrey Kochian of this firm at 212-872-8069.

Very truly yours,

/s/ Bruce Mendelsohn

Bruce Mendelsohn